SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                             (Amendment No. 1 )*

                               Eurotech, Ltd.
                              (Name of Issuer)

                       Common Stock, $.00025 par value
                       (Title of Class of Securities)

                                  29879610
                               (CUSIP Number)

                                Neil T. Chau
                      Encore Capital Management, L.L.C.
                    12007 Sunrise Valley Drive, Suite 460
                              Reston, VA 20191
                          Tel. No.:  (703) 476-5898
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 20, 1998
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

 ---------------------                                  --------------------
| CUSIP No. 29879610  |          13D                   | Page 2 of 15 Pages |
 ---------------------                                  --------------------

----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JNC Strategic Fund Ltd.
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                 (b)  [ ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC (See Item 3)
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
----------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,316,872 (See Item 5)
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    1,316,872 (See Item 5)
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,316,872 (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.94% (See Item 5)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------------

 ---------------------                                  --------------------
| CUSIP No. 29879610  |          13D                   | Page 3 of 15 Pages |
 ---------------------                                  --------------------

----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JNC Opportunity Fund Ltd.
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                 (b)  [ ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC (See Item 3)
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
----------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    8,153,008 (See Item 5)
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    8,153,008 (See Item 5)
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,153,008 (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.06% (See Item 5)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------------

 ---------------------                                  --------------------
| CUSIP No. 29879610  |          13D                   | Page 4 of 15 Pages |
 ---------------------                                  --------------------
----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Diversified Strategies Fund, L.P.
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                 (b)  [ ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC (See Item 3)
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]

----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
----------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            767,342 (See Item 5)
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    0
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    767,342 (See Item 5)
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     767,342 (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.04% (See Item 5)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
----------------------------------------------------------------------------

 ---------------------                                  --------------------
| CUSIP No. 29879610  |          13D                   | Page 5 of 15 Pages |
 ---------------------                                  --------------------

----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Encore Capital Management, L.L.C.
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                 (b)  [ ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (See Item 3)
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            10,690,034 (See Item 5)
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    0
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    10,690,034 (See Item 5)
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,690,034 (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]

     (See Item 5)
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.04% (See Item 5)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
----------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This Amendment No. 1 to Schedule 13D is filed in connection with the shares of common stock, par value $.00025 per share (the "Shares") of Eurotech, Ltd., a District of Columbia corporation (the "Company"), with its principal executive offices at 1101 30th Street, N.W., Suite 500, Washington, D.C. 20007-3772.

     This Amendment No. 1 to Schedule 13-D is filed to report that on July 20, 1998, JNC Strategic Fund Ltd., a Cayman Islands Corporation ("JNC Strategic") entered into a Convertible Debenture Purchase Agreement (the "Third Agreement") with the Company pursuant to which JNC Strategic purchased an aggregate principal amount of $1,000,000 of the Company's 8% Convertible Debentures, due July 20, 2001, which are convertible into Shares (the "Third Debentures") and acquired a warrant (the "Third Warrant") to purchase up to 125,000 Shares.

     Previously, on November 27, 1997, JNC Opportunity Fund Ltd., a Cayman Islands corporation ("JNC Opportunity") and Diversified Strategies Fund, L.P. ("DSF"), an Illinois limited partnership, each entered into a Convertible Debenture Purchase Agreement (the "First Agreement") with the Company, pursuant to which (i) JNC Opportunity purchased an aggregate principal amount of $2,500,000 of the Company's 8% Convertible Debentures, due November 27, 2000, which are convertible into Shares (the "First Debentures"), and acquired a warrant (the "First Warrant") to purchase up to 50,000 Shares, and (ii) DSF purchased an aggregate principal amount of $500,000 of the First Debentures and acquired a First Warrant to purchase up to 10,000 Shares, each in accordance with the terms set forth in the First Agreement and (b) on February 23, 1998, JNC Opportunity entered into a Convertible Debenture Purchase Agreement (the "Second Agreement" and, together with the First Agreement and Third Agreement, the "Agreements") with the Company, pursuant to which JNC Opportunity (i) purchased an aggregate principal amount of $3,000,000 of the Company's 8% Convertible Debentures, due February 23, 2001 (the "Second Debentures" and, together with the First Debentures and Third Debentures, the "Debentures"), which are convertible into Shares and
     (ii) acquired a warrant (the "Second Warrant" and, together with the First Warrant and Third Warrant, the "Warrants") to purchase up to 60,000 Shares.

     The number of Shares reported in this Amendment No. 1 to Schedule 13D as being beneficially owned by the Reporting Persons is based in part on an assumed conversion of the full principal amount of the Debentures on July 29, 1998. However, it should be noted that, because the number of Shares that are issuable upon conversion of Debentures is derived from a conversion formula set forth in the Debentures which is based in part upon the market price of the Shares prior to the conversion of Debentures, the actual number of Shares that will be issued upon a conversion of the Debentures (and therefore beneficially owned by the holder thereof) cannot be determined at this time and will depend on marked prices at time of conversion.


Item 2.  Identity and Background.

     (a) JNC Strategic is a Cayman Islands exempted company; JNC Opportunity is a Cayman Islands exempted company; DSF is an Illinois limited partnership; and Encore Capital Management, L.L.C. (The "Manager") is a Delaware limited liability company. The Manager, JNC Strategic, JNC Opportunity and DSF are collectively referred to in this Schedule 13D as the "Reporting Persons."


     (b)  JNC Strategic's address is:

               c/o Olympia Capital (Cayman) Ltd.
               Williams House, 20 Reid Street
               Hamilton, HM11, Bermuda

          JNC Opportunity's address is:

               c/o Olympia Capital (Cayman) Ltd.
               Williams House, 20 Reid Street
               Hamilton HM11, Bermuda

          DSF's Address is:

               Diversified Strategies Fund, L.P.
               108 South Madison Avenue
               Louisville, Kentucky 40243

          The Manager's address is:

               12007 Sunrise Valley Drive, Suite 460
               Reston, VA 20191

          The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and each controlling person, if any, of the Reporting Persons, is set forth in Exhibit A hereto. To the best knowledge of each Reporting Person, each person listed on Exhibit A is a United States citizen and, during the last five years, no person listed on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) JNC Strategic is an open-ended investment company whose principal business is to invest in securities and other intangible investment instruments of private companies who plan to register their securities to become publicly traded within approximately 24 months of investments by JNC Strategic and in unregistered securities of publicly-owned issuers, and to obtain a commitment from such issuers to register the securities withing the agreed upon time periods. James Q. Chau, Neil T. Chau, Oskar Lewnowski and Thomas Davis are members of the board of directors of JNC Strategic.

          JNC Opportunity's principal business is investing in securities and other intangible investment instruments. It is JNC Opportunity's policy to invest primarily, but not solely, in unregistered securities of publicly owned United States issuers, and to obtain a commitment from such issuers to register the securities within the agreed upon time periods. James Q. Chau, Neil T. Chau, Oskar Lewnowski and Thomas Davis are members of the board of directors of JNC Opportunity.

          DSF is a private family investment fund whose principal business is investing in securities and other intangible investment instruments. The general partner of DSF is Neil P. Ramsey. It should be noted that the number of Shares issuable upon the conversion in full of the $500,000 of First Debentures acquired by DSF under the First Agreement does not exceed 5% of the Company's total issued and outstanding Shares. DSF is included as a Reporting Person in this Schedule 13D solely because James Q. Chau and Neil T. Chau are on the board of directors of JNC Opportunity and JNC Strategic and are the principals of the Manager, which has shared voting and dispositive power with respect to the Shares owned beneficially by DSF.

          The Manager is a registered investment adviser under the Investment Advisers Act of 1940 and acts as investment advisor to JNC Strategic, JNC Opportunity and DSF. James Q. Chau and Neil T. Chau are the principals of the Manager. The Manager and DSF are parties to an Investment Advisory Agreement, pursuant to which, among other things, the Manager has the right to make certain investment decisions and exercise certain voting rights with respect to the Shares beneficially owned by DSF.

     (d)(e) During the last five years, none of the persons listed in Item 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     All funds utilized by the Reporting Persons to acquire the Shares pursuant to the Agreements were derived from investment capital of JNC Strategic, JNC Opportunity and DSF and were payable in immediately available funds.

Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Shares and intend to continue to evaluate the performance of such Shares as an investment in the ordinary course of business. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of the companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). Depending on such assessments, one or more of the Reporting Persons may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares after a conversion of some or all of the Debentures. Whether any of the Reporting Persons actually effects such sales will depend on its continuing evaluation of the diversity of its investment portfolio, as well as the price level and trading uncertainties of the Shares, available opportunities to dispose of the Shares, conditions in the securities markets and general economic and industry conditions. These sales may take place in the open market, through privately negotiated transactions with third parties, or through any other manner permitted by applicable law.

     The Reporting Persons have, as part of the Agreements, agreed with the Company not to convert Debentures or exercise Warrants to the extent such conversion or exercise would result in such Reporting Person beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 4.999% of the then issued and outstanding Shares, including Shares issuable upon conversion of the Debentures held by such Reporting Person; provided, that a Reporting Person may waive such restriction, as to itself, upon 75 days prior notice to the Company. JNC Strategic, JNC Opportunity and DSF have each provided the Company with notice of their respective waivers of the restrictions described above and are filing this Schedule 13D as a result thereof. Other than as a result of the waiver of such provision, the Reporting Persons are of the view that it would not be necessary to file this Schedule 13D for the purpose of reporting the Shares held by any reporting Person.

     None of the Reporting Persons, or any executive officer or control person thereof, has any current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

  (a)(b) Based on an assumed conversion in full of the principal amount of Debentures held by JNC Strategic on July 29, 1998, JNC Strategic would be deemed to be the beneficial owner of 1,316,872 shares, equal to 6.94% of the Shares issued and outstanding. All of the Shares reported in this Schedule 13-D as being beneficially owned by JNC Strategic and issuable upon assumed conversion of the Debentures. JNC Strategic has sole voting and dispository power with respect to such Shares.

         Based on an assumed conversion in full of the principal amount of the Debentures held by JNC Opportunity on July 29, 1998, JNC Opportunity would be deemed to be the beneficial owner of 8,153,008 Shares, which is equal to 30.06% of the Shares issued and outstanding. All of the Shares reported in this Schedule 13D as being beneficially owned by JNC Opportunity are issuable upon assumed conversion of the Debentures. JNC Opportunity has sole voting and dispository power with respect to such Shares.

          Based on an assumed conversion in full of the principal amount of the Debentures held by DSF on July 29, 1998, DSF would be deemed to be the beneficial owner of 767,342 Shares, which is equal to 4.04% of the Shares issued and outstanding. All of the Shares reported in this Schedule 13D as being beneficially owned by DSF are issuable upon conversion of the Debentures. DSF shares voting and dispository powers with the Manager with respect to such Shares.

          The Manager has shared voting and dispository power with respect to the 10,690,034 Shares reported in this Schedule 13D as being owned beneficially by DSF. Therefore, the Manager may be deemed to be, for purposes of Rule 13d-3 of the Exchange Act, a beneficial owner of such Shares, representing 36.04% of the Shares issued and outstanding as of July 29, 1998.

     (c) None of the Reporting Persons, or any of its executive officers, directors or control persons, has effected any transactions in the Shares during the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On July 21, 1998, JNC Strategic and the Company entered into the Third Agreement, attached hereto, which provides for JNC Strategic to acquire from the Company (i) an aggregate principal amount of $1,000,000 of the Company's Debentures, due July 20, 2001, which are convertible into Shares and (ii) warrants entitling JNC Strategic to acquire an aggregate of 125,000 shares through July 20, 2001.

     In connection with the Third Agreement, JNC Strategic entered into a Registration Rights Agreement, attached hereto, (the "Third Registration Rights Agreement") pursuant to which the Company agreed to register the shares issuable under the Third Debentures and Third Warrants on or prior to August 3, 1998 under the Securities Act of 1933, as amended (the "Securities Act"), and to use its best efforts to have the registration statement declared effective by October 2, 1998 and to keep such registration statement effective for a period up to three years from the date the registration statement is declared effective.

     On November 27, 1997, the JNC Opportunity, DSF and the Company executed the First Agreement, which provides for the JNC Opportunity and DSF to acquire from the Company (i) an aggregate principal amount of $3,000,000 of the Company's Debentures, due November 27, 2000, which are convertible into Shares and (ii) Warrants entitling JNC Opportunity and DSF to acquire an aggregate of 60,000 Shares within two years from the date of issuance of the Warrants.

     In connection with the First Agreement, JNC Opportunity, DSF and the Company entered into a Registration Rights Agreement, (the "First Registration Rights Agreement"), pursuant to which the Company agreed to register under the Securities Act the Shares issuable under the First Debentures and the First Warrants within 45 days of the date of closing on the First Agreement (the "First Agreement Closing Date") and to use its best efforts to have the registration statement declared effective within 90 days of the First Agreement Closing Date.

     On February 23, 1998, JNC Opportunity and the Company executed the Second Agreement, which provides for JNC Opportunity to acquire from the Company (i) an aggregate principal amount of $3,000,000 of the Company's Debentures, due February 23, 2001, which are convertible into Shares and
     (ii) a Warrant entitling JNC Opportunity to acquire an aggregate of 60,000 Shares within two years from the date of issuance of the Warrant.

     In connection with the Second Agreement, JNC Opportunity and the Company entered into a Registration Rights Agreement, (the "Second Registration Rights Agreement"), pursuant to which the Company agreed to promptly register under the Securities Act, the Shares issuable under the Second Debentures and the Second Warrants and to use its best efforts to have the registration statement promptly declared effective under the Securities Act.

Item 7.  Material to be Filed as Exhibits

     *1. Investment Advisory Agreement.
     *2. The First Agreement.
     *3. The First Registration Rights Agreement.
     *4. The Second Agreement.
     *5. The Second Registration Rights Agreement.
     *6. Form of First Debentures.
     *7. Form of First Warrants.
     *8. Form of Second Debenture.
     *9. Form of Second Warrant.
     10. The Third Agreement
     11. The Third Registration Rights Agreement
     12. Form of Third Debentures
     13. Form of Third Warrants

     * Previously filed as exhibits to the Schedule 13D, filed with the Securities and Exchange Commission on June 16, 1998.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: July 20, 1998

JNC STRATEGIC FUND LTD.


By: /s/ James Q. Chau
     __________________________
      Name:  James Q. Chau
      Title: Director


JNC OPPORTUNITY FUND LTD.


By: /s/ James Q. Chau
     __________________________
      Name:  James Q. Chau
      Title: Director


DIVERSIFIED STRATEGIES FUND, L.P.


By: /s/ Neil P. Ramsey
     __________________________
      Name:  Neil P. Ramsey
      Title: General Partner


ENCORE CAPITAL MANAGEMENT, L.L.C.


By:/s/ James Q. Chau
    __________________________
      Name:  James Q. Chau
      Title: Managing Member and President

JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Amendment No. 1 to Schedule 13D, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned hereby execute this agreement on July 20, 1998.

JNC STRATEGIC FUND LTD.


By: /s/ James Q. Chau
     __________________________
      Name:  James Q. Chau
      Title: Director


JNC OPPORTUNITY FUND LTD.


By: /s/ James Q. Chau
     __________________________
      Name:  James Q. Chau
      Title: Director


DIVERSIFIED STRATEGIES FUND, L.P.


By: /s/ Neil P. Ramsey
     __________________________
      Name:  Neil P. Ramsey
      Title: General Partner


ENCORE CAPITAL MANAGEMENT, L.L.C.


By:/s/ James Q. Chau
    __________________________
      Name:  James Q. Chau
      Title: Managing Member and President

                                  EXHIBIT A

EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS
Name
Present Principal Occupation/Employment
Residence or Business Address

James Q.  Chau
Director - JNC Opportunity and JNC Strategic
Managing Member and President - Manager
Manager

Neil T. Chau
Director - JNC Opportunity and JNC Strategic
Managing Member and Chief Investment Officer - Manager
Manager

Oskar Lewnowski
Director - JNC Opportunity and JNC Strategic
JNC Opportunity and JNC Strategic

Neil P. Ramsey
General Partner - DSF
DSF

Thomas Davis
Director - JNC Opportunity and JNC Strategic
JNC Opportunity and JNC Strategic